January 19, 2016

Jaea Hahn

Office of Disclosure Review and Accounting

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Variable Trust – Probabilities VIT Fund Proxy Statement

Dear Ms. Hahn:

On December 31, 2015, Northern Lights Variable Trust (the "Registrant" or the “Trust”) filed a preliminary proxy statement with respect to the Probabilities VIT Fund (the “Fund”). The Proxy Statement relates to a shareholder meeting to consider approval of a new advisory agreement. You provided the following comments on January 7, 2016 to the Proxy Statement by phone to Andrew Davalla.

Below is a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant:

Comment 1. Please confirm that any information missing in the preliminary proxy statement will be supplied in the definitive proxy statement.

Response. The Registrant confirms that all missing information will be supplied in the definitive proxy statement.

Comment 2. Please provide an approximate mailing date in future preliminary proxy statements filings.

Response. The Registrant will include an approximate mailing date in future preliminary proxy statement filings.

Comment 2. In the Background section, please disclose why Princeton Fund Advisors, LLC resigned as co-adviser to the Fund.

Response. In November of 2015, Princeton resigned as one of the Fund’s co-advisers effective December 14, 2015 after PFM and Princeton concluded that they no longer wished to manage the Fund in a co-advisory structure and the Board agreed that retaining PFM as the sole adviser was in the best interests of the Fund and its shareholders

Comment 3. Please disclose how management responsibilities were divided between Princeton Fund Advisors, LLC and Probabilities Fund Management, LLC.

Response. The disclosure has been revised as follows (additional disclosure underlined):

Previously, Princeton and PFM acted as the Fund’s co-advisers with each executing such services as required under the Prior Agreement as they determined between themselves.

Comment 4. Please disclose the amount of the investment advisory fee received by Probabilities Fund Management, LLC for the most recently completed fiscal year.

Response. The following disclosure has been added:

During the fiscal year ended December 31, 2015, PFM earned $516,801 in advisory fees.

Comment 5. In the section entitled “Information Concerning PFM”, please provide information with respect to the management of the Probabilities Fund, a series of Northern Lights Fund Trust, by Probabilities Fund Management, LLC, including any operating expense limitation information.

Response. PFM also serves as investment adviser to Probabilities Fund (“NLFT Probabilities Fund”), a series of Northern Lights Fund Trust. As of December 23, 2015, NLFT Probabilities Fund had assets of $68,144,405. Pursuant to an advisory agreement, PFM receives an annual fee of 1.35% for investment advisory services to NLFT Probabilities Fund. The board of trustees for Northern Lights Fund Trust is also seeking approval of a new advisory agreement with PFM with respect to the NLFT Probabilities Fund.

Comment 6. In the section entitled “Evaluation by the Board of Trustees”, please revise to change all references to “Adviser” to “PFM.”

Response. The requested revisions have been made.

Comment 7. Please clarify why the Trustees considered Probabilities Fund Management’s monitoring of ETF liquidity risk in light of the Fund’s investment objective and strategy.

Response. The Registrant believes it was appropriate for the Trustees to consider Probabilities Fund Management’s monitoring of ETF liquidity risk because the Fund operates as a fund of funds that primarily invests in ETFs.

Comment 8. Please clarify which Morningstar category is being referred to in discussion of fund performance.

Response. The references to the Fund’s Morningstar category have been revised to specify “Morningstar Long/Short Equity”.

Comment 9. Please specify which 3 year period is being referred to in discussion of fund performance.

Response. The disclosure has been revised as follows (additional disclosure underlined):

They further noted that the Fund outperformed the Morningstar Long/Short Equity category over the three year period ended September 2, 2015, but by a smaller margin.

Comment 10. Please disclose whether or not Probabilities Fund Management served as the predecessor hedge fund’s investment adviser.

Response. The disclosure has been revised as follows (additional disclosure underlined):

The Trustees noted that over the five year period ended September 2, 2015, another mutual fund managed by PFM, NLFT Probabilities Fund, which utilizes the same strategy as the Fund, outperformed the Morningstar Long/Short Equity category by over 700 bps (inclusive of the performance NLFT Probabilities Fund’s predecessor hedge fund for which PFM also served as adviser).

Comment 11. Please provide a plain English description of the terms “Sharpe ratio” and “standard deviation”.

Response. The disclosure has been revised as follows (additional disclosure underlined):

The Trustees reviewed the Fund’s and NLFT Probabilities Fund’s MPT statistics noting that, for the three year period ended August 31, 2015, NLFT Probabilities Fund (inclusive of hedge fund performance) exhibited a higher standard deviation (a measure of dispersion showing how widely a portfolio’s returns varied over a certain period of time) and higher return than the Morningstar Long/Short Equity category, but also provide a slightly lower Sharpe ratio (a method of calculating risk-adjusted returns).

Comment 12. Please revise the disclosure to refer to the affiliated fund by its actual fund name.

Response. The requested revisions have been made.

Comment 13. Please include a discussion of the Trustees’ consideration of whether or not the change from two co-advisers to the Fund to one adviser would result in any additional Fund expenses.

Response. The following sentence appears in the Fees paragraph under “Evaluation by the Board of Trustees” section of the proxy statement:

The Trustees considered the significant time and effort required to manage the Fund noting that the overall advisory fee is not proposed to increase as compared to the total fee under the previous co-advisory agreement.

Comment 14. Please confirm supplementally if Probabilities Fund Management, LLC receives any other compensation from the Fund besides its investment advisory fee.

Response. The Registrant confirms that Probabilities Fund Management does not receive any other compensation from the Fund.

Comment 15. Please revise the second sentence of the Profitability paragraph under the section entitled “Evaluation by the Board of Trustees”.

Response. The sentence has been revised as follows:

They noted PFM anticipates realizing a profit over each of the next two years in connection with its relationship with the Fund, but agreed that in each case it was not unreasonable in terms of actual dollars or percentage of revenue.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353 or JoAnn Strasser at (614) 469-3265

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

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